UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Appointment of CFO and Nasdaq Listing Update dated 22 September 2025

Press Release

22 September 2025

Argo Blockchain plc

("Argo" or "the Company")

 Appointment of Chief Financial Officer and Nasdaq Listing Update

The Company is pleased to announce the promotion of Charlotte Proctor-Worrall to the position of Chief Financial Officer, effective immediately.

Charlotte joined Argo in 2021 and has served as Group Financial Controller since that time. She has built the Company's finance function from the ground up, overseeing all core processes, controls, and reporting frameworks across the UK, US, and Canada. She has led multiple annual audits, managed Argo's IFRS and SEC reporting, overseen treasury and liquidity across fiat and crypto assets, and supported Argo's capital markets and restructuring initiatives.

Justin Nolan, Chief Executive Officer of Argo, said:
"Charlotte will be an invaluable member of our leadership team. She has not only strengthened Argo's financial operations and reporting, but also played a pivotal role in advancing our recently announced strategic transaction with Growler. Her promotion to CFO reflects her proven leadership and the trust she has earned across the business."

Nasdaq Listing Update

As previously announced, on 18 July 2025, Argo received a letter from the Listing Qualifications Department (the "Staff") of The Nasdaq Stock Market LLC ("Nasdaq") notifying Argo that because it has not regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1), the Staff had determined to delist Argo's American Depositary Shares ("ADSs") from The Nasdaq Global Select Market. Argo submitted a request for a hearing before the Nasdaq Hearings Panel (the "Panel"), which stayed any suspension or delisting action pending issuance of the Panel's decision following the hearing.

A hearing before the Panel was held on 26 August 2025.

The Company is pleased to announce  that following the hearing, on 18 September 2025, Argo was notified by Nasdaq that the Panel had granted Argo's request for continued listing on The Nasdaq Global Select Market, subject to the condition that Argo demonstrates compliance with all applicable listing rules on or before 14 January 2026. The Panel considered Argo's recapitalization process under Part 26A of the UK Companies Act and determined that Argo's continued listing request should be granted so as to allow it to complete that process.

Argo remains focused on delivering its strategic recapitalization in partnership with Growler Mining, LLC n/k/a Growler Mining Tuscaloosa, LLC and will continue to update the market on material developments.

There can be no assurance that Argo will be able to regain compliance with the minimum bid price requirement or will otherwise maintain compliance with all other applicable Nasdaq Listing Rules. Argo's failure to meet these requirements could result in Argo's ADSs being delisted from The Nasdaq Global Select Market.

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

 About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

Forward looking statements

This announcement contains "forward-looking statements," which can be identified by words like "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project," "continue" and similar expressions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company's current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company's control. The information in this announcement about future plans and objectives of the Company are forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ materially from those indicated in the forward-looking statements include, market and other conditions, the principal risks and uncertainties listed in the risk factors set forth in our Annual Report and Financial Statements and Form 20-F for the year ended 31 December 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 September, 2025	ARGO BLOCKCHAIN PLC By: /s/ Justin Nolan Name: Justin Nolan Title: Chief Executive Officer